January 5, 2026

Robert Piconi
Chief Executive Officer
Energy Vault Holdings, Inc.
4165 East Thousand Oaks Blvd. Suite 100
Westlake Village, California 91362

       Re: Energy Vault Holdings, Inc.
           Registration Statement on Form S-3
           Filed on December 31, 2025
           File No. 333-292516
Dear Robert Piconi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing